UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934



                           For the month of MAY, 2005.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:   May 11, 2005                       /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

                               HALO RESOURCES LTD.

                             1280 - 625 HOWE STREET
                              VANCOUVER, BC V6C 2T6
                     TEL: (604) 484-0068 FAX: (604) 484-0069
                      TSXV SYMBOL: HLO OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
--------------------------------------------------------------------------------

NEWS RELEASE                                                        MAY 11, 2005


                 HALO COMPLETES PHASE 1 DRILL PROGRAM AT DUPORT


VANCOUVER, BRITISH COLUMBIA, MAY 12, 2005 - MARC CERNOVITCH, PRESIDENT & CEO OF HALO RESOURCES LTD. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) IS PLEASED TO ANNOUNCE THE SUCCESSFUL COMPLETION OF THE PHASE 1 EXPLORATION PROGRAM AT ITS DUPORT GOLD PROJECT IN ONTARIO.

A total of 23,262 ft. (7090 m) of drilling in 23 holes was completed on March 28th, 2005 as part of the Phase I drill program on the Duport Property near Kenora, Ontario. A total of 20 significant gold intersections were made with an average intercept of 4.7 ft. at a grade of 0.380 opt (1.4 m at 13.0 g/t). TABLE 1 provides a summary of significant assay results from Holes 05-01 to 23 inclusive and highlights the latest significant results for Holes 05-18 to 23. As well, a total of 70 line km of magnetometer surveying was completed to the north and south of the Duport deposit. (SEE FIGURE 2005 DRILLING AND GROUNDWORK BELOW)

The Phase I drill program has:

    -      confirmed  and extended  the 8,600N  shoot with Hole 05-02  returning
           0.584 OPT AU (UNCUT)  OVER A CORE LENGTH OF 13 FT (20.02 g/t over 4.0
           m), and Hole 05-06 returning 0.406 OPT AU OVER A CORE LENGTH OF 5.0 FT (13.92 g/t over 1.5 m) at a vertical depth of 256 ft.(78 m) , and Hole 05-08 returning 0.386 OPT AU OVER A CORE LENGTH OF 3.4 ft. (13.23 g/t over 1.0 m) at a vertical depth of 680 ft.(207 m)

    - extended a potentially significant shoot at 7,500N with Hole 05-17 returning 0.215 OPT AU OVER A CORE LENGTH OF 9.0 FT. (7.37 g/t over
           2.7 m), at a vertical depth of 225 ft.(69 m) Limited historical drilling in the 7500N area returned up to 0.240 OPT AU OVER A TRUE WIDTH OF 9.1 FT. (8.23 g/t over 2.8 m).

    - intersected additional gold mineralization at 7,000N with Hole 05-22 returning 0.329 OPT AU OVER A CORE LENGTH OF 3.0 ft.(11.28 g/t over
           0.9 m) at a vertical depth of 360 ft.(110 m) and Hole 05-18 returning
           0.226 OPT AU OVER A CORE LENGTH OF 4.0 FT. (7.75 g/t over 1.2 m) at a vertical depth of 920 ft. (280 m) This area is located about 2000 ft (610 m) south of the main body of the deposit.

    - returned promising gold values from the East Zone at shallow depths in the 7500N area with Hole 05-13 intercepting 0.206 OPT AU OVER A CORE LENGTH OF 2.3 FT.(7.06 g/t over 0.7 m) at a vertical depth of 450 ft (137 m), Hole 05-16 returning 0.426 OPT AU OVER A CORE LENGTH OF 5.0 FT.(14.61 g/t over 1,5 m) at a vertical depth of 680 ft (207
           m), and Hole 05-17 returning 0.238 OPT AU OVER A CORE LENGTH OF 4.8 FT. (8.16 g/t 1.5 m) at a vertical depth of 250 ft. (76 m).

    - delineated structural complexities within prospective lithologies related to major shear zones in the vicinity of the Duport deposit.

In summary, the Phase 1 drilling has expanded the zone of gold mineralization and potential mineral resources. The extent of this can be seen in the Longitudinal Profile of the Main Vein below.

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

             MAP OF DUPORT PROJECT LONGITUDINAL PROFILE: MAIN VEIN
     AREA OF MINERALIZATION AS DEFINED BY HALO RESOURCES 2005 DRILL PROGRAM


QUALITY CONTROL AND QUALITY ASSURANCE

A total of 2000 core samples were submitted to Accurassay Laboratories (an independent assay laboratory accredited by the Standards Council of Canada) in Thunder Bay, Ontario for gold analysis using fire assaying techniques.
Accurassay received 56 CDN GS-5A standard samples and 39 CDN GS-12 standard samples. About 5% of the samples were submitted as standards, which are blind to the laboratory. The standards test the precision and accuracy of the assaying process, and will also identify any numbering problems. Mr. Kevin Leonard, an independent consulting geologist and a Qualified Person, supervised the logging, splitting and sampling of the drill core and has reviewed and verified the technical information provided in this news release.

IMMEDIATE PLANS

Roscoe Postle and Associates are carrying out an up-to-date resource calculation as part of an in-depth scoping study incorporating the results of the Phase I drill program. The scoping study will provide the framework to advance the project to the next stage of evaluation.

A detailed compilation program and synthesis of the historical database are being carried out to assess and prioritize regional gold targets for follow-up exploration. Future exploration will focus on identifying lithological contact zones as important targets for gold mineralization particularly where the contact zones have been disrupted by faulting and/or folding and show the presence of sulphides.

Additional work contemplated will include environmental baseline studies, examination (i.e. re-logging and re-assaying) of existing drill core, structural analysis on the controls of gold mineralization on the property and initiation of a regional airborne EM and magnetometer survey.

                                    TABLE 1. SELECTED DRILL INTERCEPTS
                                 (LATEST RESULTS HIGHLIGHTED IN BOLD TEXT)


--------------------------------------------------------------------------------------------------------
   HOLE         SECTION      FROM         TO        LENGTH          GRADE          LENGTH         GRADE
                             (FT)        (FT)        (FT)         (OPT AU)           (M)          (G/T)
--------------------------------------------------------------------------------------------------------

   05-01        10,200N     655.8        658.8        3.0           0.997            0.91         34.18
--------------------------------------------------------------------------------------------------------
   05-02         8,400N     222.0        226.4        4.4           0.239            1.34          8.19
                            240.0        253.0       13.0           0.584            3.96         20.02
--------------------------------------------------------------------------------------------------------
   05-04         8,400N   1,028.0      1,033.0        5.0           0.146            1.52          5.01
--------------------------------------------------------------------------------------------------------
   05-05         9,100N     972.0        976.0        4.0           0.337            1.22         11.55
--------------------------------------------------------------------------------------------------------
   05-06         8,600N     287.5        292.2        5.0           0.406            1.52         13.92
                            314.0        317.6        3.6           0.780            1.10         26.74
--------------------------------------------------------------------------------------------------------
   05-07         8,900N     578.0        584.0        6.0           0.214            1.83          7.34
--------------------------------------------------------------------------------------------------------
   05-08         8,500N     761.1        764.5        3.4           0.386            1.04         13.23
--------------------------------------------------------------------------------------------------------
   05-11         8,300N     922.2        928.5        6.3           0.110            1.92          3.77
                            992.7        993.7        1.0           0.738            0.30         25.30
--------------------------------------------------------------------------------------------------------
   05-13         7,400N     480.7        483.0        2.3           0.206            0.70          7.06
--------------------------------------------------------------------------------------------------------
   05-14         8,200N     777.9        782.0        4.1           0.234            1.25          8.02
--------------------------------------------------------------------------------------------------------
   05-16         8,100N     346.7        350.8        4.1           0.542            1.25         18.58
                            720.5        725.5        5.0           0.460            1.52         15.77
--------------------------------------------------------------------------------------------------------
   05-17         7,500N     232.3        241.3        9.0           0.215            2.74          7.37
                            261.6        265.9        4.3           0.239            1.31          8.19
--------------------------------------------------------------------------------------------------------
   05-18         7,500N     989.0        993.0        4.0           0.226            1.22          7.75
--------------------------------------------------------------------------------------------------------
   05-19         8,100N     766.2        769.2        3.0           0.215            0.91          7.37
--------------------------------------------------------------------------------------------------------
   05-22         7,000N     383.2        386.2        3.0           0.329            0.91         11.28
--------------------------------------------------------------------------------------------------------

NOTE: CORE LENGTHS ABOVE ARE THE ACTUAL VEIN INTERCEPTS AND ARE NOT TRUE WIDTHS.

GEOLOGICAL CONTROLS ON GOLD MINERALIZATION

Gold mineralization associated with the Main and East Zones of the Duport deposit represents epigenetic replacement style, shear-zone hosted mineralization commonly found in other Archean-aged rocks of the Superior Province (of the Canadian Shield) most notably, the world-class Red Lake and Campbell Mines in Red Lake, Ontario.

The Main Zone is found at and/or near the contact between two lithological units. The competency contrast of these two units has provided the plumbing system for hydrothermal fluids to migrate. An ultramafic unit in the footwall contact of the Main Zone may have acted as a chemical trap for gold-bearing fluids allowing the precipitation of higher grade gold values. The Duport deposit has been traced by drilling over a strike length of 3500 ft and to a vertical depth of 1600 ft. The mineralization remains open in all directions.

Gold values are stratigraphically controlled and spatially associated along a major "break" referred to as the Duport Deformation Zone (i.e. DDZ). The DDZ has been identified for several kilometers along the entire length of the property and represents a major gold exploration target.

The DDZ is a reactivated fault zone that has undergone more than one mineralizing event, an earlier being responsible for a broad sulphide-bearing gold system. Within that gold system are discrete high sulphide, high grade gold intersections that can and do form shoots. These shoots are structurally controlled, and are resolved into a series of north plunging structures the periodicity of which may be predictable.

The recently completed 70 line-km magnetometer survey has outlined structural complexities correlating with the DDZ about 4,000 ft. south of the deposit. In addition, the survey has mapped out a prominent anorthositic gabbro unit over a strike length of 4,500 ft. This unit underlies a portion of the Stevens Island sub-volcanic complex and lies along the eastern margin of the Stevens Island Deformation Zone. The Stevens Island Deformation Zone lies parallel to the DDZ and comprises the second of three major, regional trending fault zones on the property, the third being the Sirdar Deformation Zone.

ADDITIONAL INFORMATION

For further information on the Duport Property, please see the Technical Report on the Duport Property, Northwestern Ontario, Canada dated November 8, 2004, filed on SEDAR at www.sedar.com.

HALO RESOURCES LTD. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the company owns or has an interest in 3 projects: DUPORT, which is an advanced stage gold project with an on going drill program of up to 20,000 meters; an option on BACHELOR LAKE, which has an ongoing 12,000 meter drill program; and a letter of intent regarding QUARTER MOON, which is a grass roots gold project with a 2,000 meter drill program scheduled for May. The Company is operated by an experienced management team and backed by a strong network of mining financiers. Currently the Company has a treasury of $4.5 million, to carry forward its operations. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects. Website: www.halores.com

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

                DUPORT PROJECT 2005 DRILLING AND GOUND WORK MAP
            To view please visit the Company WebSite: www:halores.com


ON BEHALF OF THE BOARD

/s/ MARC CERNOVITCH
----------------------
PRESIDENT AND CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents forward-looking statements that involve inherent risks and uncertainties. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the Company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the mining industry, and other risks detailed from time to time in the Company's periodic reports filed with the British Columbia Securities Commission and the United States Securities and Exchange Commission. Investors are cautioned that, except as disclosed in the materials to be prepared in connection with the transaction, any information released or received with respect to the transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Halo Resources Ltd. should be considered highly speculative. The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release